Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 20 MAY 2008	ASX Code: OEC
OTCBB Code: OBTLY

ORBITAL APPOINTS TERRY STINSON AS CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

PERTH, AUSTRALIA – International clean energy technology group Orbital Corporation Limited (ASX: OEC – “Orbital”) is pleased to announce the appointment of Mr Terry Stinson as its new Chief Executive Officer and Managing Director effective from 21 June 2008, at which time Dr Rodney Houston will step down, as previously announced.

Mr Stinson brings to Orbital over 30 years experience in manufacturing, engine development and fuel systems design and commercialisation, as well as an outstanding general management track record.

For the past seven years Mr Stinson has been a senior executive with Siemens VDO, Europe’s largest engineering conglomerate (recently purchased by Continental Corporation), with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support operations in every country where automobiles are manufactured. Terry has also served as a representative Director for Siemens VDO on the Synerject JV Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held $US1 billion multinational outboard marine propulsion and boat company.

In 1995, Mr Stinson was appointed as President and CEO of METEOR, a JV company between Brunswick Corporation and Orbital. He moved to Perth from the USA and remained in that role for nearly five years, during which period METEOR became the Synerject LLC joint venture business.

Commenting on Mr Stinson’s appointment, Mr Peter Day, Orbital’s Chairman said: “Terry has a long and distinguished history in engineering, automotive and manufacturing and, at the age of 30, won National recognition in the United States as “Young Engineer of the Year” from the Society of Manufacturing Engineers” while he was at Mercury Marine.

“Terry is a seasoned world class executive who meets all the key criteria the Board established for CEO selection. He has experience across all of Orbital’s major business segments and activities and understands the global engine and fuel systems industry intimately. He has had management experience at the most senior levels in the USA, Europe and Australia, plus exposure to the developing economies of Asia and India.

“We are delighted to have been able to invite a senior executive of Terry’s calibre, professionalism and enthusiasm to join Orbital and take it forward to the next stage of its development,” Mr Day said.

Orbital’s CEO elect, Mr Terry Stinson, said: “I am extremely enthusiastic about the opportunity at Orbital. I know many of the team at Orbital and look forward to joining the team and building on the already strong foundations developed by Rod Houston. I want to share my experience and ideas about how we can take advantage of the many organic and external opportunities emerging in the field of clean technologies.

“I am also excited about the opportunity of working with the Board, including its new members, and leveraging their knowledge and support for the benefit and betterment of shareholders,” he added.

Terry, a US national currently residing in Williamsburg, Virginia, USA, will be relocating to Perth with his wife and family over the coming months.

ENDS

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Australia: W Peter Day Chairman Tel: +61 (0)407 849 965 Keith Halliwell Company Secretary Tel +61 (0)8 9441 2114	Email: Info@orbitalcorp.com.au Website: www.orbitalcorp.com.au

Background Information – Mr Terry Stinson

Career

2007 to 2008

Vice President and General Manager

Siemens VDO, Powertrain, Gasoline Systems, Fuel Systems, Auburn Hills MI, USA and Juarez Mexico

Member of Board of Directors

Synerject LLC

2002 to 2007

Vice President and General Manager

Siemens VDO, Powertrain, Gasoline Systems, Fuel Componnents

Member of Board of Directors

Synerject LLC

2000 – 2002

President & CEO

Synerject LLC

1999 – 2001

Vice President Manufacturing

Outboard Marine Corporation

1995 – 1999

President & CEO

Meteor

1991 – 1995

Director Advanced Product and Process Development

Mercury Marine

1985 – 1990

Project Engineer Corvette ZR-1 Engine

Mercury Marine

1983 – 1985

Manufacturing Project Engineer

Mercury Marine

1983 – 1981

Manufacturing Engineer

Mercury Marine

1978 – 1981

Machine Shop General Foreman

Mercury Marine